SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

                                 Amendment No. 4

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                         First Federal Bankshares, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    32020V100
                                 (CUSIP Number)

                               Jeffrey L. Gendell
   55 Railroad Avenue, 3rd Floor, Greenwich, Connecticut 06830 (203) 769-2000
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 23, 2004
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32020V100                 13D                    Page 2 of 9 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                             Tontine Financial Partners, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                               Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                               -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               329,100
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               329,100
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               329,100
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                               8.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                               PN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 32020V100                 13D                    Page 3 of 9 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                               Tontine Management, L.L.C.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                               Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                               -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               329,100
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               329,100
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               329,100
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                               8.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                               OO
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 32020V100                 13D                    Page 4 of 9 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                               Jeffrey L. Gendell
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                               United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                               -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               329,100
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                               -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               329,100
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               329,100
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                               8.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                               IN
-----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 32020V100                 13D                    Page 5 of 9 Pages

Item 1.     Security and Issuer.

     The Schedule 13D/A, filed on May 12, 2003 (the "Schedule 13D/A") relating to the common stock, par value $0.01 (the "Common Stock") of First Federal Bankshares Inc. (the "Company"), whose principal executive offices are located at 329 Pierce Street, Sioux City, Iowa 51101, is hereby amended and restated by this Amendment No. 4 to the Schedule 13D/A as follows.

Item 2.     Identity and Background.

     (a) This statement is filed by:
          (i)Tontine Financial Partners, L.P., a Delaware limited partnership ("TFP"), with respect to the shares of Common Stock directly owned by it;
         (ii) Tontine Management, L.L.C., a Delaware limited liability company ("TM"), with respect to the shares of Common Stock directly owned by TFP; and
        (iii) Jeffrey L. Gendell with respect to the shares of Common Stock directly owned by TFP.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of TFP and TM is 55 Railroad Avenue, 3rd Floor, Greenwich, Connecticut 06830.
             The business address of Mr. Gendell is 55 Railroad Avenue, 3rd Floor, Greenwich, Connecticut 06830.
     (c) The principal business of TFP is serving as a private investment limited partnership. The principal business of TM is serving as general partner to TFP. Mr. Gendell serves as the managing member of TM.
     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f) TFP is a limited partnership organized under the laws of the State of Delaware. TM is a limited liability company organized under the laws of the State of Delaware. Mr. Gendell is a United States citizen.

CUSIP No. 32020V100                   13D                      Page 6 of 9 Pages

Item 3.     Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by TFP is approximately $3,701,703. Neither Mr. Gendell nor TM owns directly any shares of Common Stock.

     The shares of Common Stock purchased by TFP were purchased with working capital and on margin. TFP's margin transactions are with UBS Securities LLC, on such firm's usual terms and conditions. All or part of the shares of Common Stock directly owned by TFP may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to TFP. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.     Purpose of the Transaction.

     Not applicable.

Item 5.     Interest in Securities of the Issuer.

      A. Tontine Financial Partners, L.P.
              (a) Aggregate number of shares beneficially owned: 329,100
                         Percentage: 8.9%  The percentages used herein and in
the rest of Item 5 are calculated based upon the 3,697,768 shares of Common Stock issued and outstanding at November 5, 2004 as reflected in the Company's Form 10-Q for the quarterly period ended September 30, 2004.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 329,100
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 329,100
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by TFP in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.

CUSIP No. 32020V100                 13D                    Page 7 of 9 Pages

              (d) TM, the general partner of TFP, has the power to direct the affairs of TFP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Gendell is the managing member of TM and in that capacity directs its operations.
              (e) Not applicable.
      B. Tontine Management, L.L.C.
              (a) Aggregate number of shares beneficially owned: 329,100
                            Percentage: 8.9%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 329,100
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 329,100
              (c) TM did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TFP, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.
              (d) Not applicable.
              (e) Not applicable.

      C. Jeffrey L. Gendell
              (a) Aggregate number of shares beneficially owned: 329,100
                             Percentage: 8.9%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 329,100
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 329,100
              (c) Mr. Gendell did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of TFP, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.
              (d) Not applicable.
              (e) Not applicable.

CUSIP No. 32020V100                 13D                   Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  January 5, 2005

                                    /s/ JEFFREY L. GENDELL
                                    ----------------------
                                    Jeffrey L. Gendell, individually, and as
                                    managing member of
                                    Tontine Management, L.L.C., and as
                                    general partner of
                                    Tontine Financial Partners, L.P.

CUSIP No. 32020V100                 13D                   Page 9 of 9 Pages

                                   Schedule A

                        Tontine Financial Partners, L.P.

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)
12/23/04                      (5,000)                 $23.55